JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 13, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan	Trust I (the “Trust”); File Nos. 33-103022; 811-21295 – Post-Effective Amendment No. 256

Dear Mr. Di Stefano:

This letter is in response to the comments you provided with respect to the JPMorgan Dynamic Income Fund (the “Dynamic Income Fund”) and JPMorgan Total Bond Plus Fund (the “Total Bond Plus Fund”; collectively, with the Dynamic Income Fund, the “Funds”). The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on May 22, 2013 pursuant to the Rule.

Global Comments – All Prospectuses

Fee Table

1.	Comment: Footnote 2 to the Fee Table states that the Fund’s adviser, administrator and distributor (the “Service Providers”) have agreed to waive and/or reimburse expenses in certain instances. If the Service Providers have the ability to recoup any such waivers and/or reimbursements, please add appropriate disclosure to the footnote disclosing this fact.

Response: The Trust confirms that the Service Providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such contract.

Dynamic Income Fund

Main Investment Strategies

2.	Comment: The prospectus indicates that the Fund may invest in loan participations and assignments. Please confirm that no more than 15% of the Fund’s net assets will be invested in illiquid securities at the time of investment.

Response: The Fund limits its investment in illiquid securities to no more than 15% of the Fund’s net assets at the time of purchase. This limitation is disclosed in “Loan Risk” in the “More About the Fund” section which further discloses the risk that “Loans that are deemed to be liquid at the time of purchase may become illiquid.”

3.	Comment: The prospectus indicates that the Fund may use leverage by borrowing from banks “or other lenders as permitted by an exemptive order from the Securities and Exchange Commission.” Does the Fund have an exemptive order that it intends to rely upon?

Response: Currently, the Fund intends to borrow from a bank as permitted by Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) rather than relying on an exemptive order. However, the Fund has flexibility to borrow from other lenders in the future to the extent that it is advantageous to the Fund and to the extent that the Fund obtains, or is able to rely upon, an exemptive order that has been granted by the Securities and Exchange Commission. (See, e.g., Investment Company Act Release No. 26292 (notice) and Investment Company Act Release No. 26320 (order) (granting an exemption to permit borrowings from a commercial paper program administered by Citicorp North America, Inc.)) If the Fund were to rely upon an exemptive order, the Fund would supplement its Statement of Additional Information to disclose the material terms of the borrowing program and include a description of the applicable exemptive order.

4.	Comment: The prospectus indicates that the Fund uses credit default swaps. Please confirm in correspondence whether the Fund covers the notional amount when it is a seller of credit default swaps.

Response: The Fund has implemented compliance procedures that are reasonably designed to address the senior security issues referenced in Investment Company Act Release No. 10666 and its progeny (“Release 10666”). As required by Release 10666, the Fund segregates or earmarks liquid assets to cover its derivative positions. When the Fund is a seller of a credit default swap, the Fund covers the notional amount of the credit default swap.

Main Risks

5.	Comment: The “Borrowing Risk” section provides, in part, as follows:

“Borrowing cash to increase investments may magnify the effect on the Fund’s net asset value of any increase or decrease in the value of the security purchased with the borrowings. Successful use of a borrowing strategy depends on the adviser’s ability to identify and purchase investments that generate returns greater than the cost of borrowing used to purchase such investments. There can be no assurance that the use of borrowings will be successful. . . (emphasis added)”

Please revise the disclosure to remove the reference to increasing the value of the securities held by the Fund as that is a potential benefit rather than a risk. In addition, please revise the risk disclosure to emphasize the risk associated with unsuccessful implementation of the strategy rather than describing successful implementation of the strategy.

Response: The disclosure will be revised to read as follows:

“Borrowing cash to increase investments may magnify the effect on the Fund’s net asset value of any decrease in the value of the security purchased with the borrowings. There is no assurance that the use of a borrowing strategy will be successful or that the adviser will be able to identify and purchase investments that generate returns that are greater than the cost of borrowing used to purchase such investments. . . .”

6.	Comment: The “Derivatives Risk” section is generic and needs to disclose the specific risk of credit default swaps as required by the guidance with respect to derivatives provided by the staff of the SEC to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”).

Response: The “Derivatives Risk” disclosure will be revised to specifically identify credit default swaps. Please note, however, that we believe the description of the main risks associated with the Fund’s use of derivatives including the Fund’s intended use of credit default swaps are already disclosed in the “Derivatives Risk” disclosure.

7.	Comment: The “Main Investment Strategies” section discloses that the Fund uses pay-in-kind securities as part of its principal strategies. Please include “pay-in-kind securities” risk in the Main Risks section of the prospectus.

Response: Pay-in-Kind securities will not be used as part of the principal investment strategies of the Fund and will be identified in the “More About the Fund” section as an additional rather than principal strategy.

More About the Fund

8.	Comment: The Additional Strategies disclosure in the “More About the Fund” section indicates that the Fund may invest in exchange traded funds. Please verify that no more than 10% of the Fund’s assets will be invested in issuers that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act, as amended (the “1940 Act”).

Response: The Fund does not anticipate investing more than 10% of its assets in issuers that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

9.	Comment: “Loan Risk” is included under Main Risks in the “More About the Fund” section. Please include Loan Risk in the Risk/Return Summary.

Response: The Risk/Return Summary of the Prospectus already includes Loan Risks under “High Yield Securities and Loan Risk.”

10.	Comment: Please confirm that the Fund treats both the borrower and the seller of a loan participation and assignment (“Loans”) as the issuer for purposes of the Fund’s policy not to concentrate more than 25% of the Fund’s investments in the securities of issuers primarily engaged in any particular industry or group of industries.

Response: The Fund believes that it is appropriate to treat the borrower under the Loan as the issuer for concentration purposes based on the structure and terms of most of the Loans in which the Fund anticipates investing. However, the Fund may consider other parties such as the seller as the issuer in addition to or instead of the borrower depending on the structure of the Loan and the rights and remedies of the Fund.

11.	Comment: The “More About the Fund” section includes “Options Risk” as a Main Risk of the Fund. Please add “Options Risk” to the Risk/Return Summary.

Response: The main risks associated with the Fund’s intended use of options is already summarized in the Risk/Return Summary under “Derivatives Risk” disclosure. The expanded disclosure in the More About the Fund section is to provide additional detail about the risk in accordance with Item 9 of Form N-1A.

Total Bond Plus Fund

Main Investment Strategies

12.	Comment: The Risk/Return Summary discloses that the Fund’s average weighted maturity will ordinarily range between five and twenty years. If the Fund has a target duration, please disclose the duration strategy in the Risk/Return Summary.

Response: The Fund does not have a specific duration target that it uses as part of its principal investment strategy.

13.	Comment: The prospectus discloses that the Fund invests in derivatives. Please explain how the derivatives held by the Fund are treated for purposes of calculating whether the Fund meets its 80% test.

Response: Derivatives are not considered “bonds” for purposes of the Fund’s policy to invest 80% of its assets in bonds.

14.	Comment: In the Risk/Return Summary, please include additional disclosure concerning the circumstances under which the adviser would sell a security.

Response: The following disclosure will be added to the discussion of the Fund’s investment process at the end of the Risk/Return Summary:

Generally, the adviser will sell a security when, based on credit analysis and the considerations described above, the adviser believes that there is better relative value available in the market in securities of comparable quality or when the adviser believes the issuer’s credit quality will deteriorate materially.

More About the Fund

15.	Comment: The “More About the Fund” section identifies “Inverse IO Risk” as a principal risk of the Fund. Please identify these instruments in the main investment strategy and include related risk disclose in the Risk/Return Summary. In addition, please explain in correspondence the Fund’s asset segregation policy with respect to such investments.

Response: The main investment strategy discloses that the Fund may invest in mortgage-related and mortgage-backed securities that may be structured as collateralized mortgage obligations (agency and non-agency), stripped mortgage-backed securities, commercial mortgage-backed securities, mortgage pass-through securities and adjustable rate mortgage loans (ARMs). The disclosure goes on to provide that the securities may be structured such “that payments consist of interest-only (IO), principal only (PO) or principal and interest.” In addition, the last paragraph in “Asset-Backed, Mortgage-Related and Mortgage Backed Securities Risk” in the Risk/Return summary contains risk disclosure specific to Inverse IOs.

Please note that Inverse IOs are debt securities and are not subject to the segregation requirements required by Release 10666 and Section 18.

16.	Comment: The “More About the Fund” section includes “Options Risk” as a Main Risk of the Fund. Please add “Options Risk” to the Risk/Return Summary. In addition, please include additional disclosure concerning credit default swaps in the Risk/Return Summary.

Response: The main risks associated with the Fund’s intended use of options and credit default swaps are already summarized in the Risk/Return Summary under “Derivatives Risk” disclosure. The expanded disclosure in the More About the Fund section is to provide additional detail about the risk in accordance with Item 9 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

17.	Comment: The Statement of Additional Information discloses that certain Funds are relying on an exclusion from the definition of “commodity pool operator.” Do the Total Bond Plus Fund and Dynamic Income Fund intend to file a notice indicating that intend to rely on the exclusion from the definition of “commodity pool operator?”

18.	Response: The Funds anticipate that they will rely on the exclusion from the definition of commodity pool operator and will notify the CFTC at the time of launch that they intend to rely on the exclusion from the definition of commodity pool operator.

In connection with your review of the Post-Effective Amendments No. 256 filed by the Trust on February 22, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary